Exhibit 4.3

FIRST AMENDMENT TO THE

2009 RESTATEMENT OF THE ENERGIZER HOLDINGS, INC.

DEFERRED COMPENSATION PLAN

WHEREAS, Energizer Holdings, Inc. (“Company”) previously established the 2009 Restatement of the Energizer Holdings, Inc. Deferred Compensation Plan (“Plan”);

WHEREAS, the Plan has, since January 1, 2005, been administered in good faith compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other guidance promulgated thereunder;

WHEREAS, the Company wishes to clarify Plan provisions regarding the deferral of certain types of compensation;

NOW, THEREFORE, the Plan is amended, effective as of January 1, 2009, by restating Section 4.5 of the Plan as follows:

4.5 Mandated Deferrals.

If the Committee mandates the deferral of any compensation in order to preserve, under Code Section 162(m), the deductibility of such compensation when paid, such amounts shall remain deferred until (i) the first calendar year in which the Committee reasonably anticipates that the deduction of such payment will not be barred by application of Code Section 162(m), and (ii) they may be paid in accordance with Code Section 409A without triggering adverse tax consequences thereunder. Any deferral of compensation under this Section 4.5 shall be made in compliance with Code Section 409A, including as applicable, the requirement that the affected Participant’s other deferred compensation and all other deferred compensation of similarly situated employees be similarly deferred. Such mandated deferrals shall not be entitled to a Matching Contribution and, subject to the foregoing limitations, shall be paid in a lump sum.

IN WITNESS WHEREOF, the Company has caused this First Amendment to the Plan to be executed this 16th day of December, 2009.

ENERGIZER HOLDINGS, INC.

By:	/s/ Peter J. Conrad
Peter J. Conrad
Vice President Human Resources